Exhibit (a)(5)(i)

Truett-Hurst Contact:

Investor Relations

Phone: (707) 431-7020

Email: IR@truetthurst.com

Truett-Hurst Commences Tender Offer to Purchase up to 1,000,000 of its Shares

HEALDSBURG, CA — January 14, 2019 — Truett-Hurst, Inc. (NASDAQ: THST) announced today that it commenced a self tender offer to purchase up to 1,000,000 shares of its Class A common stock, including shares issued upon exchange of limited liability company interests of its subsidiary H.D.D., LLC, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price of $2.40 per share of Class A common stock, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is made upon the terms and subject to the conditions described in the offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal. The closing price of Truett-Hurst’s Class A common stock on the NASDAQ Capital Market on January 11, 2019, the last full trading day before the commencement of the Offer, was $1.81 per share, and the 90 day weighted average price of the Class A common stock as of January 11, 2019 was $2.00 per share. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on February 11, 2019, unless the Offer is extended.

We believe that the Offer set forth in the Offer to Purchase represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment in the Company if they so elect. The Offer provides current stockholders and holders of LLC units with an opportunity to obtain liquidity with respect to all or a portion of their shares without the potential disruption to the share price. In addition to the primary purpose of providing cash to our stockholders, the Company believes the Offer could reduce the number of the Company’s beneficial stockholders sufficiently so that the Company would consider alternatives to remaining a NASDAQ listed reporting company.

The Offer is not contingent upon obtaining any financing. However, the Offer is subject to a number of other terms and conditions, which are described in detail in the Offer to Purchase. Specific instructions and a complete explanation of the terms and conditions of the Offer are contained in the Offer to Purchase, the letter of transmittal and the related materials, which will be mailed to stockholders of record shortly after commencement of the Offer.

None of Truett-Hurst, the members of its Board of Directors, the special committee of the Board of Directors, the information agent or the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the Offer or as to how many Shares to tender in the Offer (if any).

D.F. King & Co., Inc. will serve as information agent for the Offer. Stockholders with questions, or who would like to receive additional copies of the Offer documents may call D.F. King at (888) 626-0988 (toll free) or email thst@dfking.com.

About Truett-Hurst, Inc.

Truett-Hurst, Inc. (NASDAQ: THST) is a holding company and its sole asset is the controlling equity interest in H.D.D. LLC, an innovative super-premium, ultra-premium and luxury wine sales, marketing and production company based in the acclaimed Dry Creek Valley of Sonoma County, California. Truett-Hurst, Inc. is headquartered in Healdsburg, California. For more information, visit Truett-Hurst’s website (www. truetthurst.com).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, that are made as of the date of this press release based upon our current expectations. All statements, other than statements of historical fact, regarding our strategy, future operations, financial position, estimated revenue, projected costs, prospects, plans, opportunities, and objectives constitute “forward-looking statements.” The words “may,” “will,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential” or “continue” and similar types of expressions identify such statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein include statements related to the Offer as described above. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, but are not limited to, a reduction in the supply of grapes and bulk wine available to us; significant competition; any change in our relationships with retailers which could harm our business; we may not achieve or maintain profitability in the future; the loss of key employees; a reduction in our access to, or an increase in the cost of, the third-party services we use to produce our wine; credit facility restrictions on our current and future operations; failure to protect, or infringement of, trademarks and proprietary rights; risks relating to our inventory; risks relating to our structure; these factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. For additional information, see our Annual Report on Form 10-K filed on October 15, 2018, or our other reports currently on file with the Securities and Exchange Commission, which contain a more detailed discussion of risks and uncertainties that may affect future results. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Truett-Hurst common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Truett-Hurst common stock or any other securities. Truett-Hurst will be filing today a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials. as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Truett-Hurst will be filing with the SEC at the SEC’s website at www.sec.gov or from Truett-Hurst’s website at www.truetthurst.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the Offer, toll free at (888) 626-0988.